Management's Discussion and Analysis
For the Year Ended December 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or “the Company” or “we” or “our”). This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2018, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A includes information available to, and is dated, February 19, 2019. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs, and all-in sustaining costs estimates and guidance for 2019 on a consolidated basis; sustaining and development capital expenditure estimates and guidance for 2019 on a consolidated basis; the Company's achievement of 2019 consolidated guidance; the range of consolidated gold production for 2019; planned exploration and drilling at Wassa and Prestea; the publication of a Preliminary Economic Assessment for Wassa Underground in the second half of 2019; improvements in raise development, long hole drilling and blasting productivities at Prestea Underground in 2019; the release of further drilling results and an updated Mineral Resource Estimate in the first quarter of 2019; the anticipation that Wassa’s Inferred Mineral Resources will be increased by the results of drilling results announced December 17, 2018; the drilling focus on Father Brown and the Wassa Southern Extension in 2019 in order to accelerate organic growth; the drilling of the down plunge extension of West Reef with the objective of resource expansion of the deposit; drilling at Father Brown to test its structures at depth on 100-metre spaced sections; the objective of increasing the annual production rate at Prestea and extending the mine life; the intention to construct a paste backfill plant at Wassa, with the remainder of the capital budget at Wassa intended to include provisions for decline and ore drive development and purchasing of additional mining equipment; the objective at Father Brown of developing a standalone underground operation with a production rate of 1,500 tpd; the continued sourcing of ore from the open pits close to Prestea in the first quarter of 2019; the potential for Father Brown to be a second high grade ore supply for the Wassa processing plant; the Company’s debt repayment obligations for 2019; the settlement of vested performance share units; the ability of the Company to generate operating margins; Golden Star's ability to successfully pursue organic or external growth; the sufficiency of cash available to support the Company’s operations and mandatory expenditures for the next twelve months; the timing and use of proceeds of the La Mancha private placement and the ability of the Company to unlock organic growth opportunities and/or participate in the consolidation of the African gold sector.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2017. Additional and/or updated risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2018, which will be filed on SEDAR at www.sedar.com. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star, who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and by S. Mitchel Wasel, BSc Geology, who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2017 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - “NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; and (ii) Prestea Underground - “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana” effective date December 31, 2017.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established, African-focused gold producer that holds a 90% interest in two producing gold mines in Ghana.
The Wassa Complex (“Wassa”) transformed into an underground-only operation in January 2017. The Prestea Complex (“Prestea”) comprises the Prestea Open Pits and the Prestea Underground Mine (“Prestea Underground”) and is planned to transform into an underground-only operation during the first quarter of 2019. The Wassa Underground Mine (“Wassa Underground”) achieved commercial production on January 1, 2017, and Prestea Underground achieved commercial production on February 1, 2018.
Golden Star’s objective is to grow into a best-in-class, mid-tier gold producer. We aim to expand the Company and its production profile through the exploration and development of our existing mines, particularly Wassa, and through the acquisition of additional mines.
As the winner of the Prospectors & Developers Association of Canada (“PDAC”) 2018 Environmental and Social Responsibility Award, we are committed to leaving a positive and sustainable legacy in the locations where we operate.
The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada and Ghana, and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		For the Three Months Ended December 31,		For the Years Ended December 31,
OPERATING SUMMARY		2018	2017	2018	2017
Wassa gold sold	oz	37,171	41,627	149,568	137,142
Prestea gold sold	oz	11,230	29,581	75,411	130,193
Total gold sold	oz	48,401	71,208	224,979	267,335
Wassa gold produced	oz	37,562	42,001	149,697	137,234
Prestea gold produced	oz	11,284	29,768	75,087	130,331
Total gold produced	oz	48,846	71,769	224,784	267,565
Average realized gold price[1]	$/oz	1,185	1,237	1,225	1,219

Cost of sales per ounce - Consolidated[2]	$/oz	1,351	1,111	1,156	998
Cost of sales per ounce - Wassa[2]	$/oz	836	1,096	898	1,153
Cost of sales per ounce - Prestea[2]	$/oz	3,054	1,137	1,681	823
Cash operating cost per ounce - Consolidated[2]	$/oz	905	812	847	763
Cash operating cost per ounce - Wassa[2]	$/oz	614	775	629	880
Cash operating cost per ounce - Prestea[2]	$/oz	1,867	875	1,292	632
All-in sustaining cost per ounce - Consolidated[2]	$/oz	1,218	1,002	1,107	944
1 Average realized gold price per ounce excludes pre-commercial production ounces sold at Prestea Underground in 2018 and 2017.
2 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.

		For the Three Months Ended December 31,		For the Years Ended December 31,
FINANCIAL SUMMARY		2018	2017³	2018	2017³
Gold revenues	$'000	57,339	81,845	273,017	315,497
Cost of sales excluding depreciation and amortization	$'000	57,565	66,401	223,729	226,482
Depreciation and amortization	$'000	7,824	7,095	33,939	31,792
Mine operating (loss)/margin	$'000	(8,050)	8,349	15,349	57,223
General and administrative expense	$'000	2,244	7,881	16,428	25,090
(Gain)/loss on fair value of financial instruments, net	$'000	(3,274)	1,902	(6,786)	(2,057)
Net (loss)/income attributable to Golden Star shareholders	$'000	(9,318)	12,601	(18,123)	38,771
Adjusted net (loss)/income attributable to Golden Star shareholders[1]	$'000	(5,211)	10,701	(1,916)	41,642
(Loss)/income per share attributable to Golden Star shareholders - basic	$/share	(0.09)	0.17	(0.21)	0.52
(Loss)/income per share attributable to Golden Star shareholders - diluted	$/share	(0.09)	0.16	(0.21)	0.48
Adjusted (loss)/income per share attributable to Golden Star shareholders - basic[1]	$/share	(0.05)	0.14	(0.02)	0.56
Cash (used)/provided by operations	$'000	(24,676)	10,939	(7,555)	55,176
Cash (used)/provided by operations before working capital changes[2]	$'000	(9,416)	6,760	9,617	62,624
Cash (used)/provided by operations per share - basic	$/share	(0.23)	0.14	(0.09)	0.74
Cash (used)/provided by operations before working capital changes per share - basic[2]	$/share	(0.09)	0.09	0.11	0.84
Capital expenditures	$'000	15,280	16,751	46,834	69,638
1 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net (loss)/income attributable to Golden Star shareholders and adjusted (loss)/income per share attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders.
2 See “Non-GAAP Financial Measures” section for an explanation of the calculation of cash (used)/provided by operations before working capital changes and cash (used)/provided by operations before working capital changes per share - basic.
3 Per share data has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.

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Gold revenue totaled $57.3 million in the fourth quarter of 2018, compared to $81.8 million in the same period in 2017. Gold revenue for the fourth quarter of 2018 was $24.5 million or 30% lower than the same period in 2017, as a result of a decrease in gold revenue generated from Wassa and Prestea. Compared with the same period in 2017, gold revenue generated from Prestea decreased by 56% during the fourth quarter of 2018 resulting from the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. Gold revenue generated from Wassa decreased by 15% as a result of Wassa fully transitioning into an underground-only mining operation. During the fourth quarter of 2018, gold revenue from Wassa Underground accounted for 96% of total gold revenue of Wassa compared to 50% in the same period in 2017. The consolidated average realized gold price was $1,185 per ounce in the fourth quarter of 2018, compared to $1,237 per ounce for the same period in 2017. For the year ended December 31, 2018, gold revenue was $273.0 million, a 13% decrease compared to $315.5 million in the same period in 2017 due mainly to a 14% decrease in gold sold, offset partially by a 1% increase in average realized gold price.

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Gold sales totaled 48,401 ounces in the fourth quarter of 2018, compared to 71,208 ounces sold in the same period in 2017. Gold sales in the fourth quarter of 2018 decreased 32% from the same period in 2017 as a result of a decrease in gold sales from Wassa and Prestea. Wassa gold sales of 37,171 ounces in the fourth quarter of 2018 were 11% lower than the same period in 2017 as a result of Wassa fully-transitioning into an underground-only mining operation, as mining at Wassa Main Pit was suspended in January 2018. Although total Wassa gold sales decreased, Wassa Underground gold sales increased 71% in the fourth quarter of 2018 compared to the same period in 2017. Prestea gold sales of 11,230 ounces in the fourth quarter of 2018 were 62% lower than the same period in 2017 due primarily to the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. For the year ended December 31, 2018, gold sales of 224,979 ounces were 16% lower than the 267,335 ounces sold in 2017 due primarily to the lower than expected production at Prestea Underground, offset partially by the increase in production at Wassa Underground.

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Cost of sales excluding depreciation and amortization in the fourth quarter of 2018 totaled $57.6 million compared to $66.4 million in the same period in 2017. Cost of sales excluding depreciation and amortization in the fourth quarter of 2018 decreased 13% compared to the same period in 2017 due mainly to a decrease in mine operating expense resulting from Wassa fully transitioning into an underground-only mining operation and a decrease in royalties due to lower gold sold at Wassa and

Prestea. This was offset partially by an increase in severance, related to the Prestea improvement plan implemented during the fourth quarter, which included right-sizing the workforce at Prestea and optimizing the management and supervisory structure. For the year ended December 31, 2018, cost of sales excluding depreciation and amortization was $223.7 million, a 1% decrease compared to $226.5 million in 2017. The decrease was largely due to a 19% decrease in cost of sales excluding depreciation and amortization at Wassa, primarily related to a decrease in mine operating expenses resulting from fully transitioning to an underground-only mining operation at the end of January 2018. This decrease was offset by a 26% increase in cost of sales excluding depreciation and amortization at Prestea, related to the continued drawdown of ore stockpiles, an increase in mine operating expenses related to Prestea Underground costs no longer being capitalized as commercial production was achieved on February 1, 2018 and a $7.0 million increase in severance related to the Prestea improvement plan implemented in the fourth quarter of 2018.

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Consolidated cost of sales per ounce was $1,351 in the fourth quarter of 2018, 22% higher than $1,111 in the same period in 2017. Consolidated cash operating cost per ounce was $905 in the fourth quarter of 2018, 11% higher than $812 in the same period in 2017. Wassa achieved a 21% improvement in cash operating cost per ounce in the fourth quarter of 2018 due mainly to a reduction in mine operating expenses, as Wassa was fully transitioned into an underground-only mining operation at the beginning of the quarter, offset partially by lower gold sales in the period. The lower cash operating cost per ounce at Wassa was offset by a 113% increase in cash operating cost per ounce at Prestea resulting primarily from a decrease in gold sold in the quarter compared to the same period in 2017. For the year ended December 31, 2018, consolidated cash operating cost per ounce increased 11% to $847 from $763 in 2017 due mainly to a decrease in gold sold and an increase in inventory costs and mine operating expenses at Prestea, offset partially by an increase in gold sold and decrease in mine operating expenses at Wassa.

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Depreciation and amortization expense totaled $7.8 million in the fourth quarter of 2018 compared to $7.1 million in the same period in 2017. The increase in depreciation and amortization expense in the fourth quarter of 2018 was due to an increase in depreciation at both Wassa and Prestea. Wassa depreciation increased mainly due to an increase in gold production and mining interests, while Prestea depreciation increased due to the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018. For the year ended December 31, 2018 depreciation and amortization expense totaled $33.9 million, 7% higher than $31.8 million in 2017 mainly due to an increase in gold production and mining interests at Wassa.

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General and administrative expense totaled $2.2 million in the fourth quarter of 2018, compared to $7.9 million in the same period in 2017. The decrease in general and administrative expense for the fourth quarter of 2018 was due primarily to a $6.5 million decrease in share-based compensation expense compared to the same period in 2017. For the year ended December 31, 2018, general and administrative expense totaled $16.4 million compared to $25.1 million in 2017. The decrease relates primarily to an $11.3 million decrease in share-based compensation expense compared to 2017. General and administrative expense, excluding share-based compensation, totaled $4.1 million and $15.6 million in the three months and year ended December 31, 2018, compared to $2.8 million and $12.5 million in the same periods in 2017.  The increase in both periods relates primarily to an increase in salaries and benefits.

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Finance expense totaled $3.8 million in the fourth quarter of 2018, compared to $1.1 million in the same period in 2017. The increase in finance expense for the fourth quarter of 2018 was due primarily to a $2.5 million decrease in capitalized interest, as Prestea Underground achieved commercial production on February 1, 2018 and a $1.2 million increase in non-cash interest on the financing component of deferred revenue, partially offset by a $0.5 million increase in interest income, a $0.3 million increase in net foreign exchange gains and a $0.2 million increase in accretion of rehabilitation provision expense. For the year ended December 31, 2018 a total of $7.9 million in interest payments were made, compared to $7.3 million in 2017.

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The Company recorded a gain of $3.3 million on fair value of financial instruments in the fourth quarter of 2018 compared to a $1.9 million loss in the same period in 2017. The $3.3 million fair value gain in the fourth quarter of 2018 relates to a non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures. The $1.9 million fair value loss recognized in the fourth quarter of 2017 was related to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures. For the year ended December 31, 2018 and 2017, the Company recorded a $6.8 million and $2.1 million gain on fair value of financial instruments, respectively. The valuation techniques used for these financial instruments are disclosed in the “Financial Instruments” section of this MD&A.

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Deferred income tax expense was $1.5 million in the fourth quarter of 2018 compared to a $12.9 million deferred income tax recovery for the same period in 2017. For the year ended December 31, 2018, deferred income tax expense was $12.4 million, compared to a $12.9 million deferred income tax recovery in 2017. The deferred income tax expense of $1.5 million in the fourth quarter of 2018 and deferred income tax expense of $12.4 million for the year ended December 31, 2018 resulted primarily from the reversal of deferred tax assets, as tax losses and other attributes were applied to reduce Wassa's taxable income. The $12.9 million income tax recovery in the fourth quarter and year-ended December 31, 2017 was a result of recognizing tax assets on Wassa's carry forward tax losses and other deductible temporary differences.

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Net loss attributable to Golden Star shareholders for the fourth quarter of 2018 totaled $9.3 million or $0.09 loss per share, compared to a net income of $12.6 million or $0.17 income per share (basic) in the same period in 2017. The net loss and loss per share attributable to Golden Star shareholders in the fourth quarter of 2018 compared to the net income and income per share (basic) in the same period of 2017 was mainly due to a decrease of $16.4 million in mine operating margin, a $14.5 million decrease in income tax recovery, a $2.7 million increase in finance expense and a $2.4 million decrease in other income, partially offset by a $5.6 million decrease in general and administrative expenses and a $5.2 million increase in the gain on fair value of financial instruments. For the year ended December 31, 2018, net loss attributable to Golden Star shareholders totaled $18.1 million or $0.21 loss per share, compared to a net income of $38.8 million or $0.52 income per share (basic) in 2017. The net loss and loss per share attributable to Golden Star shareholders for the year ended December 31, 2018 compared to the net income and income per share (basic) in 2017 was mainly due to a decrease of $41.9 million in mine operating margin, $25.3 million increase in deferred income tax expense, and a $9.6 million increase in finance expense, partially offset by a $8.7 million decrease in general and administrative expenses and a $4.7 million increase in the gain on fair value of financial instruments.

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Adjusted net loss attributable to Golden Star shareholders (see “Non-GAAP Financial Measures” section) was $5.2 million in the fourth quarter of 2018, compared to adjusted net income attributable to Golden Star shareholders of $10.7 million for the same period in 2017. The decrease in adjusted net income attributable to Golden Star shareholders for the fourth quarter of 2018 compared to the same period in 2017 was primarily due to a lower consolidated mine operating margin related to Prestea, higher general and administrative expenses (excluding share based compensation) and higher net finance and exploration expenses. For the year ended December 31, 2018, the adjusted net loss attributable to Golden Star shareholders was $1.9 million compared to adjusted net income of $41.6 million in 2017. The decrease in adjusted net income attributable to Golden Star shareholders for the year ended December 31, 2018, was mainly due to a lower consolidated mine operating margin related to Prestea, higher general and administrative expenses (excluding share based compensation) and higher net finance and exploration expenses.

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Cash used by operations before working capital changes (see “Non-GAAP Financial Measures” section) was $9.4 million for the fourth quarter of 2018, compared to $6.8 million of cash provided by operations before working capital changes in the same period in 2017. The decrease in cash provided by operations before working capital changes was due primarily to a decrease in consolidated mine operating margin related to Prestea and an increase in consolidated general and administrative (excluding share based compensation), exploration, reclamation and interest payments. For the year ended December 31, 2018, cash provided by operations before working capital changes was $9.6 million compared to $62.6 million in 2017. The decrease was primarily due to a decrease in consolidated mine operating margin related to Prestea and a $10.0 million decrease in advance payments from RGLD AG (“RGLD”), as the full $145.0 million in advance payments under the Company's gold purchase and sale agreement with RGLD (the “Streaming Agreement”) were received by the end of January 2017.

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Capital expenditures for the fourth quarter of 2018 totaled $15.3 million compared to $16.8 million in the same period in 2017. Capital expenditures at Wassa during the fourth quarter of 2018 comprised 90% of total capital expenditures and totaled $13.9 million, which included $4.5 million on exploration drilling, $4.0 million on Wassa Underground capitalized development, $3.9 million on Wassa Underground infrastructure and $1.5 million on other equipment. Capital expenditures at Prestea during the fourth quarter of 2018 comprised 10% of total capital expenditures and totaled $1.4 million, which included $0.9 million on Prestea Underground, $0.4 million on exploration drilling and $0.1 million on other equipment.

OUTLOOK FOR 2019
Production and cost guidance

	Gold production	Cash operating costs	All-in sustaining costs
	thousands of ounces	$ per ounce	$ per ounce
Wassa	170 - 180	560 - 600
Prestea	50 - 60	840 - 1,000
Consolidated	220 - 240	620 - 680	875 - 955
Wassa's production guidance has been increased by 17% from the 2018 achieved production of 149,697 ounces of gold. In 2019, Wassa is expected to produce at an average rate of approximately 3,500 tonnes per day ("tpd"). Deep drilling has continued to show positive results and studies are ongoing to decide on the optimal long-term development of the asset, including the appropriate mining method. A Preliminary Economic Assessment is expected in the second half of 2019.
At Prestea, with the cessation of open pit mining and the ongoing ramp-up of underground volumes, guidance for 2019 has been set at 50,000-60,000 ounces of gold for the year. In the final quarter of 2018, the Company concluded Prestea's rightsizing by reducing the workforce and establishing a lower direct operating cost base. During the fourth quarter of 2018, the plant at Prestea was converted to a low tonnage, high grade configuration allowing it to efficiently treat the underground production. At the end of 2018, improvements were being recorded in Prestea's lead production indicators.
Improvements in raise development, long hole drilling and blasting productivities are expected to continue to bring the production rate up to the 650 tpd target in 2019.
Capital expenditure guidance

	Sustaining	Development	Total
	$ millions	$ millions	$ millions
Wassa	20.7	18.1	38.8
Prestea	9.5	—	9.5
Exploration	—	13.4	13.4
Consolidated	30.2	31.5	61.7
For 2019, capital has been allocated to install infrastructure that is expected to achieve increased mining rates of 4,000 tpd in early 2020 at Wassa. This capital includes $18.1 million of development capital, which will be allocated to mobile equipment, paste backfill plant construction, electrical upgrades and improvements to the tailing facilities.
Capital has also been allocated for delineation and stope definition drilling in order to potentially increase Proven Mineral Reserves.
A budget of $13.4 million has been set for exploration activities in 2019, broken down to include $9.8 million at Wassa for both inferred resource expansion drilling and for seeking to convert inferred mineral resources to indicated mineral resources. In addition, an initial $1.5 million will be dedicated to Father Brown for infill expansion drilling. At Prestea, $1.6 million has been allocated for expansion drilling. The remaining $0.5 million is earmarked for follow-up drilling to be defined when results are delivered.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices were $1,282 per ounce at December 31, 2018, consistent with $1,283 per ounce at December 31, 2017. The Company realized an average gold price of $1,225 per ounce for gold sales during 2018, compared to an average realized gold price of $1,219 per ounce in 2017. The spot gold price on February 19, 2019 was $1,325 per ounce.
Revenue from spot sales during the year ended December 31, 2018 resulted in an average realized price of $1,271 per ounce whereas revenue recognized from the Streaming Agreement with RGLD resulted in an average realized price of $835 per ounce.

	For the Year Ended December 31, 2018
	$'000	Ounces	Realized price per ounce
Revenue - Stream arrangement
Cash proceeds	$6,036
Deferred revenue recognized	13,738
	$19,774	23,692	$835
Revenue - Spot sales	253,243	199,238	1,271
Total	$273,017	222,930	$1,225
During the year ended December 31, 2018, the Company recognized $10.6 million in deferred revenue, $3.1 million in amortization of financing component, and $4.8 million in interest on financing component of deferred revenue. Had the Company not adopted IFRS 15, deferred revenue recognized for the year ended December 31, 2018 would have been $13.7 million, and there would have been no amortization of financing component or interest on financing component of deferred revenue.
Private Placement
On October 1, 2018, the Company closed a $125.7 million strategic investment by La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-incorporated private gold investment company, through a private placement of common shares. Following receipt of the funds, La Mancha was issued 163,210,500 Golden Star common shares (32,642,100 post-share consolidation), representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment. Pursuant to the transaction, La Mancha has customary anti-dilution and demand registration rights and is subject to a two year equity lock-up, as well as to certain customary standstill provisions. In addition, two new directors were appointed to the Company's Board of Directors pursuant to La Mancha's right to appoint up to three nominees. Andrew Wray, Chief Executive Officer of La Mancha, and Graham Crew, La Mancha's second nominee, joined the Board of Directors effective October 1, 2018.
The table below provides a breakdown of the expected use of proceeds from La Mancha’s $125.7 million strategic investment (net cash of $125.0 million). Golden Star has presented the use of proceeds as a series of ranges as the size of the exploration budget is dependent on the success of the exploration program at each asset and this will impact the size of the development and expansion budget and the budget for general corporate purposes. Golden Star has begun to use the proceeds from La Mancha’s strategic investment on its organic projects in the fourth quarter of 2018 and expects to continue to do so until the end of 2020, however, use of any proceeds for any external growth opportunities will be assessed on a case-by-case basis as they arise.

(Stated in millions of U.S dollars)	Range
Exploration	$20.0	$35.0
Development and expansion	30.0	75.0
General corporate purposes	75.0	15.0
Total (Net Cash)	$125.0	$125.0

Exploration
Golden Star expects the majority of the $20.0 million to $35.0 million exploration budget set out in the above table to be allocated to Wassa Underground.
The second exploration focus is anticipated to be the Father Brown satellite deposit, which has the potential to be a second high grade ore supply for the Wassa processing plant as an underground operation. Golden Star mined Father Brown between 2011 and 2015 as an open pit operation. The two objectives of the planned drilling are to assess if the deposit extends beyond the current Inferred Mineral Resources beneath the Father Brown and Adoikrom pits.
The third focus of the exploration program is Prestea Underground, and the objective of this drilling is resource expansion of the West Reef deposit.
Golden Star currently has deployed fifteen diamond drill rigs across its three targets, with seven drilling Wassa from surface, four drilling from Wassa Underground, two at the Father Brown satellite deposit and two drill rigs at Prestea Underground.
Development and Expansion
The development and expansion budget set out in the above table has the objective of increasing the throughput of Wassa Underground and potentially developing the Father Brown satellite deposit.

At Wassa Underground, the objective is to increase Wassa Underground’s average production rate from approximately 3,000 tpd in 2018 to approximately 4,000 tpd by mid-2020. Golden Star intends to construct a paste backfill plant, with the remainder of the budget to include provisions for decline and ore drive development and purchasing of additional mining equipment.
At Father Brown, the objective is to develop an underground mining operation with a production rate of potentially 1,500 tpd. The ore from Father Brown will be hauled to the Wassa plant for processing. However, the construction of the Father Brown underground operation is dependent on the success of the exploration program at the deposit.
General Corporate Purposes
The budget for general corporate purposes set out in the above table has a range of $15.0 million to $75.0 million primarily because if Golden Star chooses not to develop Father Brown into an underground operation, further funds will be available for severance expenses at Prestea and general corporate purposes. Golden Star may choose to use the funds for its external growth strategy or for organic development elsewhere within the Company.
The use of proceeds is discretionary and may be updated in accordance with Golden Star’s plans to pursue organic or external growth.
Share Consolidation
On October 30, 2018, Golden Star consolidated its issued and outstanding common shares on the basis of one post-consolidation common share for every five pre-consolidation common shares (the "Consolidation"). The Consolidation was approved by the Company's shareholders at a special meeting held on September 17, 2018. Prior to the La Mancha transaction, there were 380.8 million Golden Star common shares issued and outstanding. After the completion of the transaction, there were 544.0 million common shares issued and outstanding, and post-Consolidation this number was approximately 108.8 million common shares issued and outstanding.
Exploration Update
During the fourth quarter of 2018, exploration activities at Wassa continued to focus on step out and inferred to indicated mineral resource conversion drilling. At Prestea Underground in-fill drilling continued to delineate Indicated Mineral Resources along the West Reef deposit. Surface drilling of the Father Brown and Adoikrom deposits continued in the fourth quarter, testing the structures at depth, below the historic open pits and looking to expand the current inferred mineral resources.
Golden Star released the results of drilling undertaken during the second half of 2018 on December 17, 2018¹.  These results confirmed that gold mineralization continues to the south of the Inferred Mineral Resources at Wassa Underground, demonstrating the extension of the deposit, which could result in an increase in Wassa’s Inferred Mineral Resources. Infill drilling south of the current Mineral Reserve has also extended the known Inferred Mineral Resource both up and down dip as well as identified new gold mineralization in the hanging and foot wall of the main B-shoot horizon.   Some of the previously released significant intercepts were as follows²:

•	10.4 metres grading 11.9 g/t of Au from 774.5 metres, including 6.4 metres grading 16.2 g/t Au in hole BS18DD393M

•	16.2 metres grading 6.7 g/t Au from 944.0 m in hole BS18DD392D1 (drilled depth from wedge)

•	15.6 metres grading 4.0 g/t Au from 256.7 m including 5.2 metres grading 6.7 g/t Au in hole BS18DD391D2 (drilled depths from wedge)

At the end of the fourth quarter of 2018, seven drill rigs were employed at Wassa with the objective of further testing the extensions of the Wassa Underground gold mineralization to the south as well as converting the Inferred Mineral Resources to Indicated Mineral Resources.   Five holes were completed during the fourth quarter totaling approximately 4,800 metres, the results of which were released on December 17, 2018.  Golden Star expects to release further drilling results and an updated Mineral Resource Estimate in the first quarter of 2019.

Prestea Underground
Drilling of the West Reef from 24 Level at Prestea Underground continued during the fourth quarter of 2018, with one drill rig completing eight holes for a total of 1,744 metres.  The drilling focused on continuing to in-fill the existing Indicated Mineral Resources and testing Inferred Mineral Resources between the 21 and 27 Levels. The 262 drill chamber on 24 level was completed in the fourth quarter of 2018, which will enable a second underground drill rig to be mobilized to the mine to test the down plunge extension of West Reef. This drilling commenced in February 2019.
Father Brown satellite deposit
On February 19, 2019, the Company announced an updated Mineral Resource estimate at Father Brown, consisting of the Father Brown Zone and Adoikrom Zone. Inferred Mineral Resources have increased 93% from 246,000 ounces at year-end 2017, to 474,743 ounces at an average grade of 6.7 grams per tonne (“g/t”) of gold (“Au”). The updated Indicated and Inferred Mineral

Resource estimate includes results of 18 holes totaling 8.873 metres of drilling. In 2019, a drilling budget of $1.5 million will be allocated to inferred expansion drilling of 9,000 metres. Further drilling will be assessed to expand the Inferred Mineral Resources and drill off the Inferred Mineral Resources to seek to upgrade them to the Indicated Mineral Resource category.
Ecobank IV Loan and Royal Gold Loan Repayment
On June 28, 2018, Golden Star (Wassa) Limited ("GWSL"), a subsidiary of Golden Star, closed a $20.0 million secured loan facility (the "Facility") with Ecobank Ghana Limited. The Company used the Facility to repay in full its existing $20.0 million medium term loan facility with Royal Gold, Inc. that would have been due in full on May 5, 2019 and which required a cash flow sweep. There are no prepayment penalties associated with the Facility. The Facility is repayable within 60 months of initial drawdown. Interest on amounts drawn under the Facility is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum. During the year ended December 31, 2018, the Company made principal payments totaling $2.0 million resulting in a remaining principal balance of $18.0 million ($17.7 million net of transaction fees) at December 31, 2018.
Ecobank III Loan Drawdown
On January 24, 2018, the remaining $15.0 million available under the Ecobank III loan facility was drawn. The balance of the Ecobank III loan subsequent to the drawdown was $25.0 million with the full amount available under the facility now drawn. During the year ended December 31, 2018, the Company made principal payments totaling $4.7 million resulting in a remaining principal balance of $20.3 million ($19.9 million net of transaction fees) at December 31, 2018.
Commercial production achieved at Prestea Underground
On February 1, 2018, commercial production was achieved at the Company's Prestea Underground Mine in Ghana. Exploration drilling is underway at the mine with the objective of increasing the annual production rate and extending the mine life. Gold production is anticipated to ramp up during 2019 to name plate production rate of 650 tpd.

¹ See press release entitled, “Golden Star Reports Drilling Results from Wassa Underground Gold Mine”, dated December 17, 2018.
² All widths quoted are estimated true widths.

WASSA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, the Company owns and operates the Wassa Complex. Wassa is located in the southwestern region of Ghana, approximately 35 kilometers northeast of the town of Tarkwa. In 2017, Golden Star operated the Wassa Main Pit (an open pit operation) and Wassa Underground (an underground operation). As of February 1, 2018, Wassa became an underground-only operation. Wassa has a non-refractory processing plant (the “Wassa processing plant”) consisting of a carbon-in-leach (“CIL”) system with a capacity of 2.7 million tonnes per annum. In 2017 and 2018, ore from both the Wassa Main Pit and Wassa Underground was processed at the Wassa processing plant.

		For the Three Months Ended December 31,		For the Years Ended December 31,
		2018	2017	2018	2017
WASSA FINANCIAL RESULTS
Revenue	$'000	44,109	51,628	183,078	167,376

Mine operating expenses	$'000	22,044	31,012	86,916	115,625
Severance charges	$'000	—	5,217	4,970	6,316
Royalties	$'000	2,316	2,682	9,508	8,652
Operating costs from metals inventory	$'000	789	1,253	7,184	5,080
Inventory net realizable value adjustment and write-off	$'000	349	—	3,684	2,410
Cost of sales excluding depreciation and amortization	$'000	25,498	40,164	112,262	138,083
Depreciation and amortization	$'000	5,593	5,440	22,066	20,052
Mine operating margin	$'000	13,018	6,024	48,750	9,241

Capital expenditures	$'000	13,898	8,470	35,420	21,583

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	—	520,482	54,281	1,601,004
Ore mined - Underground	t	309,504	171,907	1,075,218	681,141
Ore mined - Total	t	309,504	692,389	1,129,499	2,282,145
Waste mined - Main Pit	t	—	1,043,854	72,538	6,037,366
Waste mined - Underground	t	89,288	60,054	309,265	199,550
Waste mined - Total	t	89,288	1,103,908	381,803	6,236,916
Ore processed - Main Pit	t	92,211	476,828	525,666	1,925,587
Ore processed - Underground	t	309,504	179,186	1,075,218	691,255
Ore processed - Total	t	401,715	656,014	1,600,884	2,616,842
Grade processed - Main Pit	g/t	0.66	1.38	0.76	1.27
Grade processed - Underground	g/t	3.80	4.04	4.18	3.03
Recovery	%	95.4	94.4	95.7	94.6
Gold produced - Main Pit	oz	1,851	21,149	12,436	75,736
Gold produced - Underground	oz	35,711	20,852	137,261	61,498
Gold produced - Total	oz	37,562	42,001	149,697	137,234
Gold sold - Main Pit	oz	1,460	20,775	12,307	75,644
Gold sold - Underground	oz	35,711	20,852	137,261	61,498
Gold sold - Total	oz	37,171	41,627	149,568	137,142

Cost of sales per ounce[1]	$/oz	836	1,096	898	1,153
Cash operating cost per ounce[1]	$/oz	614	775	629	880
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended December 31, 2018 compared to the three months ended December 31, 2017
Production
Gold production from Wassa was 37,562 ounces for the fourth quarter of 2018, an 11% decrease from the 42,001 ounces produced during the same period in 2017. This decrease in production was primarily due to Wassa becoming an underground-only mining operation as of February 1, 2018. Wassa Main Pit gold production decreased 91% in the fourth quarter of 2018 compared to the same period of 2017, with 92,211 tonnes of stockpiled open pit ore being processed throughout the quarter. Partially offsetting this decrease was a 71% increase in Wassa Underground gold production in the fourth quarter, resulting from increased ore tonnes mined compared to the same period in 2017.
Wassa Underground
Wassa Underground produced 35,711 ounces of gold (or approximately 95% of Wassa's total production) in the fourth quarter of 2018, compared to 20,852 ounces in the same period in 2017 (or approximately 50% of Wassa's total production). This 71% increase in production related to an 80% increase in ore tonnes mined, resulting from productivity improvements, offset partially by a 6% decrease in grade. Mining rates at Wassa Underground increased to approximately 3,400 tpd on average in the fourth quarter of 2018 compared to approximately 1,900 tpd in the same period in 2017. Underground ore processed increased 73% to 309,504 in the fourth quarter of 2018 compared to 179,186 tonnes in the same period in 2017.
Wassa Main Pit
Wassa Main Pit produced 1,851 ounces in the fourth quarter of 2018, compared to 21,149 ounces in the same period in 2017. This decrease in production is a result of the planned transition into an underground-only mining operation. Mining ceased from the Wassa Main Pit in January 2018 as planned, however, stockpiled ore continued to be fed to the processing plant during the fourth quarter of 2018.
Gold revenue
Gold revenue for the fourth quarter of 2018 was $44.1 million, a decrease of 15% from $51.6 million in the same period in 2017 due mainly to a decrease in gold sold. Gold sold decreased 11% to 37,171 ounces for the fourth quarter of 2018, compared to 41,627 ounces in the same period in 2017. The decrease was a result of Wassa becoming an underground-only mining operation as of February 1, 2018. The average realized gold price decreased 4% to $1,187 per ounce for the fourth quarter of 2018, compared to $1,240 per ounce in the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $25.5 million for the fourth quarter of 2018, compared to $40.2 million for the same period in 2017. The decrease was due primarily to a $9.0 million or 29% decrease in mine operating expenses resulting from the suspension of open pit mining and related costs, as Wassa has fully transitioned into an underground-only mining operation. In addition, severance charges related to the suspension of the Wassa surface mining operation decreased $5.2 million or 100%, as this was completed in early 2018.
Depreciation and amortization
Depreciation and amortization expense increased to $5.6 million for the fourth quarter of 2018, compared to $5.4 million for the same period in 2017 due mainly to an increase in mining interests.
Costs per ounce
Cost of sales per ounce decreased 24% to $836 for the fourth quarter of 2018 from $1,096 in the same period in 2017. Cash operating cost per ounce decreased 21% to $614 from $775 for the same period in 2017. The lower costs per ounce in the fourth quarter of 2018 as compared to the same period in 2017 were primarily a result of a decrease in mine operating expenses.
Capital expenditures
Capital expenditures for the fourth quarter of 2018 totaled $13.9 million compared with $8.5 million during the same period in 2017. The increase in capital expenditures was due primarily to an increase of $3.5 million in exploration drilling and $1.9 million in Wassa Underground capitalized development, mobile equipment and underground heavy equipment costs to facilitate increased mining rates during the period.

For the year ended December 31, 2018 compared to the year ended December 31, 2017
Production
Gold production from Wassa was 149,697 ounces for the year ended December 31, 2018, a 9% increase from the 137,234 ounces produced in 2017. This increase in production was primarily due to increased production at Wassa Underground, as its grade, recovery and tonnes mined improved. As of February 1, 2018, Wassa became an underground-only mining operation, however, open pit stock piled ore continued to be processed throughout the year.
Wassa Underground
Wassa Underground produced 137,261 ounces of gold (or approximately 92% of Wassa's total production) for the year ended December 31, 2018, compared to 61,498 ounces in 2017 (or approximately 45% of Wassa's total production). This 123% increase in production was related to increased grade, recovery and tonnes mined, resulting from productivity improvements. The underground ore grade processed increased by 38% to 4.18 g/t Au for the year ended December 31, 2018 compared to 2017 as mining was focused solely on the B-Shoot zone where larger stopes and higher grade areas were accessed. Mining rates at Wassa Underground also increased to approximately 3,000 tpd on average for the year ended December 31, 2018 compared to approximately 1,900 tpd in 2017. Ore processed increased 56% for the year ended December 31, 2018 to 1,075,218 tonnes compared to the same period in 2017.
Wassa Main Pit
Wassa Main Pit produced 12,436 ounces for the year ended December 31, 2018, compared to 75,736 in the same period in 2017. This decrease in production is a result of the planned transition into an underground-only mining operation, as surface mining operations reached the bottom of the Cut 2 pushback. Mining ceased from the Wassa Main Pit in January 2018 as planned, however, stockpiled ore continued to be processed during the remainder of 2018.
Gold revenue
Gold revenue for the year ended December 31, 2018 was $183.1 million, an increase of 9% from $167.4 million in 2017 due mainly to an increase in gold sold. Gold sold increased 9% to 149,568 ounces for the year ended December 31, 2018 compared to 137,142 ounces in 2017. The increase was primarily a result of increased gold production from Wassa Underground. The average realized gold price remained consistent at $1,224 per ounce for the year ended December 31, 2018 compared to $1,220 per ounce in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $112.3 million for the year ended December 31, 2018 compared to $138.1 million in 2017. The decrease was due primarily to a 25% decrease in mine operating expenses resulting from the suspension of open pit mining and related costs, as Wassa transitioned into an underground-only mining operation at the end of January 2018. This decrease was partially offset by increased royalty expense due to higher gold sales, an increase in inventory costs and an increase in inventory net realizable adjustment and write-offs.
Depreciation and amortization
Depreciation and amortization expense increased to $22.1 million for the year ended December 31, 2018 compared to $20.1 million in 2017 due mainly to an increase in gold production and mining interests.
Costs per ounce
Cost of sales per ounce decreased 22% to $898 for the year ended December 31, 2018 compared to $1,153 in 2017. Cash operating cost per ounce decreased 29% to $629 for the year ended December 31, 2018 from $880 in 2017. The lower costs per ounce for the year ended December 31, 2018 as compared to 2017 was primarily a result of a decrease in mine operating expenses and an increase in gold sold related to increased production from Wassa Underground.
Capital expenditures
Capital expenditures for the year ended December 31, 2018 totaled $35.4 million compared to $21.6 million during the same period in 2017. The increase in capital expenditures is due primarily to an increase of $6.8 million in Wassa Underground capitalized development and $2.8 million in mobile equipment and underground heavy equipment costs related to facilitating increased mining rates during the period. In addition, an increase of $4.6 million in exploration costs were incurred in the year ended December 31, 2018 compared to 2017 related to phase one deep drilling at Wassa Underground, intended to further assess the B-Shoot and F-Shoot down plunge extensions. These increases were offset by a $0.4 million decrease in tailings facility and other replacement equipment capital expenditures.

PRESTEA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Prestea Complex located near the town of Prestea, Ghana. The Prestea complex consists of Prestea Underground (an underground operation), the Prestea Open Pits (neighboring open pits formed from oxide deposits) and associated support facilities. Prestea has a CIL processing facility with capacity of up to 1.5 million tonnes per annum, located 14 km away at Bogoso, which is suitable for treating non-refractory gold ore (the “non-refractory plant”). Ore from both Prestea Underground and the Prestea Open Pits is processed in the non-refractory plant. Prestea Underground achieved commercial production on February 1, 2018.

		For the Three Months Ended December 31,		For the Years Ended December 31,
		2018	2017	2018	2017
PRESTEA FINANCIAL RESULTS
Revenue	$'000	13,230	30,217	89,939	148,121

Mine operating expenses	$'000	20,982	21,952	89,112	81,753
Severance charges	$'000	9,882	2,833	9,888	2,916
Royalties	$'000	693	1,938	4,794	8,643
Operating costs (to)/from metals inventory	$'000	(11)	(486)	5,702	(4,913)
Inventory net realizable value adjustment and write-off	$'000	521	—	1,971	—
Cost of sales excluding depreciation and amortization	$'000	32,067	26,237	111,467	88,399
Depreciation and amortization	$'000	2,231	1,655	11,873	11,740
Mine operating (loss)/margin	$'000	(21,068)	2,325	(33,401)	47,982

Capital expenditures	$'000	1,382	8,281	11,414	48,055

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	32,275	300,247	374,218	1,462,607
Ore mined - Underground	t	29,654	19,458	128,048	31,740
Ore mined - Total	t	61,929	319,705	502,266	1,494,347
Waste mined - Open pits	t	89,638	912,509	921,054	3,496,148
Waste mined - Underground	t	3,008	6,254	7,403	26,303
Waste mined - Total	t	92,646	918,763	928,457	3,522,451
Ore processed - Open pits	t	185,014	442,333	1,179,414	1,587,482
Ore processed - Underground	t	24,168	22,846	122,562	45,497
Ore processed - Total	t	209,182	465,179	1,301,976	1,632,979
Grade processed - Open pits	g/t	1.01	2.39	1.20	2.85
Grade processed - Underground	g/t	8.56	8.41	10.12	6.96
Recovery	%	84.9	82.6	86.8	86.4
Gold produced - Open pits	oz	4,632	24,723	37,623	121,757
Gold produced - Underground	oz	6,652	5,045	37,464	8,574
Gold produced - Total	oz	11,284	29,768	75,087	130,331
Gold sold - Open pits	oz	4,578	24,536	37,947	121,619
Gold sold - Underground	oz	6,652	5,045	37,464	8,574
Gold sold - Total	oz	11,230	29,581	75,411	130,193

Cost of sales per ounce [1]	$/oz	3,054	1,137	1,681	823
Cash operating cost per ounce [1]	$/oz	1,867	875	1,292	632
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended December 31, 2018 compared to the three months ended December 31, 2017
Production
Gold production from Prestea was 11,284 ounces in the fourth quarter of 2018, a 62% decrease from the 29,768 ounces produced during the same period in 2017. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and a slower than expected ramp up at Prestea Underground.
Prestea Open Pits
The Prestea Open Pits produced 4,632 ounces in the fourth quarter of 2018, compared to 24,723 ounces in the same period in 2017. This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production at the end of 2017. Mining has continued into the fourth quarter of 2018 with additional ore being sourced from the pits close to Prestea.
Prestea Underground
Prestea Underground declared commercial production on February 1, 2018 and produced 6,652 ounces in the fourth quarter of 2018 compared to 5,045 ounces in the same period in 2017. Grade, recovery and production improved in the fourth quarter of 2018 compared to the same period in 2017. In the fourth quarter of 2018, the Company concluded the business right-sizing of Prestea Underground's operations by reducing the workforce and establishing a lower operating cost base. In addition, the processing plant was converted to a low tonnage, high grade configuration allowing it to efficiently treat underground ore production. At the end of 2018, improvements were being recorded in Prestea's lead production indicators. Improvements in raise development, longhole drilling and blasting productivities are expected to continue to bring the production rate up to the 650 tpd target in 2019.
Gold revenue
Gold revenue for the fourth quarter of 2018 was $13.2 million, a decrease of 56% from $30.2 million in the same period of 2017 due mainly to a decrease in gold sales and average realized gold price. Gold sold decreased 62% to 11,230 ounces for the fourth quarter of 2018, compared to 29,581 ounces in the same period of 2017. The decrease was primarily a result of a decrease in gold production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. The average realized gold price decreased 4% to $1,178 per ounce for the fourth quarter of 2018, compared to $1,232 per ounce for the same period in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $32.1 million for the fourth quarter of 2018, compared to $26.2 million for the same period in 2017. The increase was due primarily to a $7.0 million increase in severance charges related to the Prestea improvement plan implemented during the quarter, which included right-sizing the workforce at Prestea and optimizing the management and supervisory structure. This increase was offset partially by a $1.2 million decrease in royalties resulting from lower gold sales in the period and lower mine operating expenses related to less production from the Prestea Open Pits.
Depreciation and amortization
Depreciation and amortization expense increased to $2.2 million for the fourth quarter of 2018, compared to $1.7 million for the same period in 2017 due mainly to the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018, offset partially by a decrease in gold production.
Costs per ounce
Cost of sales per ounce increased 169% to $3,054 for the fourth quarter of 2018 from $1,137 in the same period in 2017. Cash operating cost per ounce increased 113% to $1,867 from $875 for the same period in 2017. The increase in costs per ounce was primarily due to the decrease in gold sold in the quarter.
Capital expenditures
Capital expenditures for the fourth quarter of 2018 totaled $1.4 million compared to $8.3 million incurred during the same period in 2017. The decrease relates primarily to a $4.7 million decrease in development expenditures and $1.5 million decrease in capitalized borrowing costs relating to Prestea Underground which achieved commercial production on February 1, 2018. In addition, there was a $0.7 million decrease in capital expenditures related to the Prestea Open Pits and Mampon, as some of these deposits ceased production by the end of 2017.
For the year ended December 31, 2018 compared to the year ended December 31, 2017
Production
Gold production from Prestea was 75,087 ounces for the year ended December 31, 2018, a 42% decrease from the 130,331 ounces produced in 2017. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground.

Prestea Open Pits
The Prestea Open Pits produced 37,623 ounces for the year ended December 31, 2018, compared to 121,757 ounces in 2017. This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production at the end of 2017. Mining continued into the fourth quarter of 2018 with additional ore being sourced from the pits close to Prestea and is expected to continue into the first quarter of 2019.
Prestea Underground
Prestea Underground declared commercial production on February 1, 2018 and produced 37,464 ounces for the year ended December 31, 2018, compared to 8,574 ounces in 2017. Grade, recovery and production improved in 2018 compared to 2017. In the fourth quarter of 2018, the Company concluded the business right-sizing of Prestea Underground's operations by reducing the workforce and establishing a lower operating cost base. In addition, the processing plant was converted to a low tonnage, high grade configuration allowing it to efficiently treat underground ore production. At the end of 2018, improvements were being recorded in Prestea's lead production indicators. Improvements in raise development, longhole drilling and blasting productivities are expected to continue to bring the production rate up to the 650 tpd target in 2019.
Gold revenue
Gold revenue for the year ended December 31, 2018 was $89.9 million, a decrease of 39% from $148.1 million in 2017 due mainly to a decrease in gold sold. Gold sold decreased 42% to 75,411 ounces for the year ended December 31, 2018 compared to 130,193 ounces in 2017. The decrease was primarily a result of a decrease in gold production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. The average realized gold price remained consistent at $1,226 per ounce for the year ended December 31, 2018, compared to $1,218 per ounce in 2017.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $111.5 million for the year ended December 31, 2018, compared to $88.4 million in 2017. The increase was due primarily to a $10.6 million increase in inventory costs, as ore stockpiles were processed during the period related to the slower than expected Prestea Underground ramp up and the planned reduction from the Prestea Open Pits. Additionally, there was a $7.4 million or 9% increase in mine operating expenses due primarily to the addition of Prestea Underground mining costs that were capitalized in the same period in 2017. There was also a $7.0 million increase in severance charges related to the Prestea improvement plan implemented during the fourth quarter of 2018, which included right-sizing the workforce at Prestea and optimizing the management and supervisory structure. Offsetting these increases was a $3.8 million or 44% decrease in royalties due to lower gold sales in the year ended December 31, 2018.
Depreciation and amortization
Depreciation and amortization expense increased to $11.9 million for the year ended December 31, 2018, compared to $11.7 million in 2017 due mainly to the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018.
Costs per ounce
Cost of sales per ounce increased 104% to $1,681 for the year ended December 31, 2018, compared to $823 in 2017. Cash operating cost per ounce increased 104% to $1,292 for the year ended December 31, 2018 compared to $632 in 2017. The increase in cost of sales per ounce and cash operating cost per ounce was primarily due to the increase in inventory costs and mine operating expenses in the period, as well as the decrease in ounces sold for the year ended December 31, 2018 compared to 2017.
Capital expenditures
Capital expenditures for the year ended December 31, 2018 totaled $11.4 million, compared to $48.1 million incurred in 2017. The decrease relates primarily to a $27.7 million decrease in development expenditures and a $4.7 million decrease in capitalized borrowing costs relating to Prestea Underground which achieved commercial production on February 1, 2018. In addition, there was a $4.6 million decrease in capital expenditure related to the Prestea Open Pits and Mampon, as some of these deposits ceased production by the end of 2017. Partially offsetting these decreases was a $0.3 million increase in exploration drilling expenditures, which has the objective of extending the West Reef and the Main Reef ore bodies.

SUMMARIZED QUARTERLY FINANCIAL RESULTS

		Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q4 2018	Q3 2018[2]	Q2 2018[2]	Q1 2018[2]	Q4 2017[2]	Q3 2017[2]	Q2 2017[2]	Q1 2017[2]
Revenues	$57,339	$67,738	$77,121	$70,819	$81,845	$87,772	$77,335	$68,545
Cost of sales excluding depreciation and amortization	57,565	48,873	57,717	59,574	66,401	53,502	55,173	51,406
Net (loss)/income	(11,894)	(4,222)	(7,560)	(395)	13,825	13,703	13,681	(250)
Net (loss)/income attributable to shareholders of Golden Star	(9,318)	(3,178)	(6,642)	1,015	12,601	12,117	13,883	170
Adjusted net (loss)/income attributable to Golden Star shareholders[1]	(5,211)	3,011	2,408	(2,124)	10,701	19,827	7,703	3,411
Net (loss)/income per share attributable to Golden Star shareholders - basic	(0.09)	(0.04)	(0.09)	0.01	0.17	0.16	0.18	0.00
Net (loss)/income per share attributable to Golden Star shareholders - diluted	(0.09)	(0.04)	(0.09)	(0.03)	0.16	0.16	0.11	0.00
Adjusted (loss)/income per share attributable to Golden Star shareholders - basic[1]	(0.05)	0.04	0.03	(0.03)	0.14	0.26	0.09	0.05
1 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net (loss)/income attributable to Golden Star shareholders and adjusted (loss)/income per share attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders.
2 Per share quarterly financial information has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.
LIQUIDITY AND FINANCIAL CONDITION
The Company held $96.5 million in cash and cash equivalents as at December 31, 2018 compared to $27.8 million in cash and cash equivalents at December 31, 2017. During the year ended December 31, 2018, operations used $7.6 million, investing activities used $48.0 million and financing activities provided $124.2 million of cash.
Before working capital changes, operations provided $9.6 million of operating cash flow for the year ended December 31, 2018, compared to $62.6 million in 2017. Cash provided by operations before working capital changes decreased primarily due to a decrease in consolidated mine operating margin related to the underperformance of Prestea, as well as a $10.0 million decrease in advance payments from RGLD as the full $145.0 million in advance payments under the Streaming Agreement were received by January 2017.
Working capital used $17.2 million during the year ended December 31, 2018, compared to $7.4 million in 2017. The working capital changes included a $25.8 million decrease in accounts payable and accrued liabilities and a $0.7 million increase in prepaids and other, offset by a $9.2 million decrease in inventory and a $0.2 million decrease in accounts receivable. Accounts payable and accrued liabilities reduced from $94.6 million at December 31, 2017 to $78.5 million at December 31, 2018.
Investing activities used $48.0 million during the year ended December 31, 2018, which included $19.8 million on the development of Wassa Underground, $7.7 million on the development of Prestea Underground, $10.3 million on exploration drilling and $8.4 million on equipment purchases and other.
Financing activities provided $124.2 million during the year ended December 31, 2018, compared to $18.7 million in 2017. Financing activities included net proceeds of $124.8 million from the private placement of common shares to La Mancha, gross proceeds of $15.0 million from Ecobank Loan III, $20.0 million from Ecobank Loan IV which was used to repay the $20.0 million Royal Gold loan, and $15.6 million in principal debt repayments.
LIQUIDITY OUTLOOK
As at December 31, 2018, the Company had $96.5 million in cash and working capital of $5.9 million, compared to $27.8 million in cash and a working capital deficit of $61.6 million at December 31, 2017. The Company has completed the development of Wassa Underground and Prestea Underground and the Company now expects to generate operating margin from its operations. The ramp-up at Prestea Underground to 650 tpd will continue in 2019, during which period a lower operating margin is expected.
The Company expects to incur $61.7 million on capital expenditures during 2019 of which $22.0 million is discretionary. The Company's debt repayment and servicing obligations are expected to approximate $36.4 million for 2019. In addition, the Company expects to incur $6.4 million for the settlement of vested performance share units in 2019. The majority of the severance payments related to the suspension of the Wassa and Prestea surface mining operations were completed by December 31, 2018.

Based on the Company's cash balance together with the operating cash flow that the Company anticipates generating, the Company expects to have sufficient cash available to support its operations and mandatory expenditures for the next twelve months.
TABLE OF CONTRACTUAL OBLIGATIONS
As at December 31, 2018, the Company is committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$78,484	$—	$—	$—	$78,484
Debt [1]	28,213	71,140	9,611	—	108,964
Other liability	6,410	—	—	—	6,410
Interest on long-term debt	8,155	11,136	623	—	19,914
Purchase obligations	13,762	—	—	—	13,762
Rehabilitation provisions[2]	7,455	25,566	24,707	13,678	71,406
Total	$142,479	$107,842	$34,941	$13,678	$298,940

[1]	Includes the outstanding repayment amounts from the 7% Convertible Debentures maturing on August 15, 2021, Ecobank Loan III, Ecobank Loan IV, finance leases and the vendor agreement.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions for the year ended December 31, 2018 and 2017 other than compensation of key management personnel which is presented in Note 21 of the audited consolidated financial statements for the year ended December 31, 2018. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net (loss)/income attributable to Golden Star shareholders”, “adjusted (loss)/income per share attributable to Golden Star shareholders”, “cash provided by operations before working capital changes”, and “cash provided by operations before working capital changes per share - basic”.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cost of sales per ounce” is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
“All-in sustaining costs” commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.

The table below reconciles consolidated cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	For the Three Months Ended December 31,		For the Years Ended December 31,
	2018	2017	2018	2017
Cost of sales excluding depreciation and amortization	$57,565	$66,401	$223,729	$226,482
Depreciation and amortization	7,824	7,095	33,939	31,792
Cost of sales	$65,389	$73,496	$257,668	$258,274

Cost of sales excluding depreciation and amortization	$57,565	$66,401	$223,729	$226,482
Severance charges	(9,882)	(8,050)	(14,858)	(9,232)
Royalties	(3,009)	(4,620)	(14,302)	(17,295)
Inventory net realizable value adjustment and write-off	(870)	—	(5,655)	(2,410)
Cash operating costs	$43,804	$53,731	$188,914	$197,545
Royalties	3,009	4,620	14,302	17,295
Inventory net realizable value adjustment and write-off	870	—	5,655	2,410
Accretion of rehabilitation provision	173	312	691	1,245
General and administrative costs, excluding share-based compensation	3,712	2,828	15,150	12,536
Sustaining capital expenditures	7,397	4,781	22,159	13,199
All-in sustaining costs	$58,965	$66,272	$246,871	$244,230

Ounces sold [1]	48,401	66,163	222,930	258,761

Cost of sales per ounce	$1,351	$1,111	$1,156	$998
Cash operating cost per ounce	$905	$812	$847	$763
All-in sustaining cost per ounce	$1,218	$1,002	$1,107	$944
1 Ounces sold used in the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce excludes 2,049 and 8,574 pre-commercial production ounces sold at Prestea Underground during 2018 and 2017, respectively.

The tables below reconcile cost of sales excluding depreciation and amortization to cash operating cost per ounce for each of the operating mines:

	For the Three Months Ended December 31, 2018
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$25,498	$32,067	$57,565
Depreciation and amortization	5,593	2,231	7,824
Cost of sales	$31,091	$34,298	$65,389

Cost of sales excluding depreciation and amortization	$25,498	$32,067	$57,565
Severance charges	—	(9,882)	(9,882)
Royalties	(2,316)	(693)	(3,009)
Inventory net realizable value adjustment and write-off	(349)	(521)	(870)
Cash operating costs	$22,833	$20,971	$43,804

Ounces sold	37,171	11,230	48,401

Cost of sales per ounce	$836	$3,054	$1,351
Cash operating cost per ounce	$614	$1,867	$905

	For the Year Ended December 31, 2018
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$112,262	$111,467	$223,729
Depreciation and amortization	22,066	11,873	33,939
Cost of sales	$134,328	$123,340	$257,668

Cost of sales excluding depreciation and amortization	$112,262	$111,467	$223,729
Severance charges	(4,970)	(9,888)	(14,858)
Royalties	(9,508)	(4,794)	(14,302)
Inventory net realizable value adjustment and write-off	(3,684)	(1,971)	(5,655)
Cash operating costs	$94,100	$94,814	$188,914

Ounces sold [1]	149,568	73,362	222,930

Cost of sales per ounce	$898	$1,681	$1,156
Cash operating cost per ounce	$629	$1,292	$847
1 Ounces sold used in the calculation of cost of sales per ounce and cash operating cost per ounce excludes 2,049 pre-commercial production ounces sold at Prestea Underground in January 2018.

	For the Three Months Ended December 31, 2017
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$40,164	$26,237	$66,401
Depreciation and amortization	5,440	1,655	7,095
Cost of sales	$45,604	$27,892	$73,496

Cost of sales excluding depreciation and amortization	$40,164	$26,237	$66,401
Severance charges	(5,217)	(2,833)	(8,050)
Royalties	(2,682)	(1,938)	(4,620)
Metals inventory net realizable value adjustment	—	—	—
Cash operating costs	$32,265	$21,466	$53,731

Ounces sold [1]	41,627	24,536	66,163

Cost of sales per ounce	$1,096	$1,137	$1,111
Cash operating cost per ounce	$775	$875	$812

	For the Year Ended December 31, 2017
(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$138,083	$88,399	$226,482
Depreciation and amortization	20,052	11,740	31,792
Cost of sales	$158,135	$100,139	$258,274

Cost of sales excluding depreciation and amortization	$138,083	$88,399	$226,482
Severance charges	(6,316)	(2,916)	(9,232)
Royalties	(8,652)	(8,643)	(17,295)
Metals inventory net realizable value adjustment	(2,410)	—	(2,410)
Cash operating costs	$120,705	$76,840	$197,545

Ounces sold [1]	137,142	121,619	258,761

Cost of sales per ounce	$1,153	$823	$998
Cash operating cost per ounce	$880	$632	$763
1 Ounces sold used in the calculation of cost of sales per ounce and cash operating cost per ounce excludes pre-commercial production ounces sold at Prestea Underground during the period.
“Cash provided by operations before working capital changes” is calculated by subtracting the “changes in working capital” from “net cash provided by operating activities” as found in the statements of cash flows. “Cash provided by operations before working capital changes per share - basic” is “Cash provided by operations before working capital changes” divided by the basic weighted average number of shares outstanding for the period.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month's values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered non-GAAP financial measures as defined in Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net (loss)/income attributable to Golden Star shareholders
The table below shows the reconciliation of net (loss)/income attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the Three Months Ended December 31,		For the Years Ended December 31,
	2018	2017¹	2018	2017¹
Net (loss)/income attributable to Golden Star shareholders	$(9,318)	$12,601	$(18,123)	$38,771
Add back/(deduct):
Share-based compensation (recovery)/expense	(1,468)	5,053	1,278	12,554
Loss/(gain) on fair value of financial instruments	(3,274)	1,902	(6,786)	(2,057)
Loss on conversion of 7% Convertible Debentures	—	—	—	165
Severance charges	9,882	8,050	14,858	9,232
Gain on reduction of asset retirement obligations	(1,575)	(4,945)	(3,080)	(4,945)
Income tax expense (recovery) on previously unrecognized deferred tax asset	1,525	(12,944)	12,350	(12,944)
	(4,228)	9,717	497	40,776
Adjustments attributable to non-controlling interest	(983)	984	(2,413)	866
Adjusted net (loss)/income attributable to Golden Star shareholders	$(5,211)	$10,701	$(1,916)	$41,642

Adjusted (loss)/income per share attributable to Golden Star shareholders - basic	$(0.05)	$0.14	$(0.02)	$0.56
Weighted average shares outstanding - basic (millions)	108.5	76.1	84.3	74.7
1 Weighted average shares outstanding- basic has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.
The Company uses “Adjusted net (loss)/income attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net income attributable to Golden Star shareholders. Consequently, the presentation of adjusted net income attributable to Golden Star shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.
“Adjusted net (loss)/ income attributable to Golden Star shareholders” is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for share-based compensation expenses, gain on fair value of financial instruments, loss on conversion of 7% Convertible Debentures, severance charges, gain on reduction of asset retirement obligations and income tax expense on previously unrecognized deferred tax assets. “Adjusted (loss)/income per share attributable to Golden Star shareholders” for the period is “Adjusted net (loss)/income attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net (loss)/income attributable to Golden Star shareholders and adjusted (loss)/income per share attributable to Golden Star shareholders should be considered non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

OUTSTANDING SHARE DATA
As of February 19, 2019, there were 108,819,009 common shares of the Company issued and outstanding, 3,498,143 stock options outstanding, 1,149,215 deferred share units outstanding, 790,517 share units of 2017 PRSUs outstanding and 7% Convertible Debentures which are convertible into an aggregate of 11,444,000 common shares.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130.0 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD, a wholly-owned subsidiary of Royal Gold, Inc. The Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15.0 million of streaming advance payment. As discussed in Note 3 of the year ended December 31, 2018 audited consolidated financial statements of the Company, there is a variable component involved in accounting for the deferred revenue associated with the Streaming Agreement. This variability is subject to retroactive adjustment when there is a significant change in the timing and quantity of ounces to be delivered over the term of the Streaming Agreement. Significant judgment is required in determining the expected delivery of ounces over the term of the Streaming Agreement and their associated cash flows. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production volumes, metal prices and reserve and resource quantities. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the deferred revenue recorded related to the Streaming Agreement. There were no retroactive adjustments recorded in the three and twelve months ended December 31, 2018, with the exception of the initial adjustment to adopt IFRS 15 recorded in the first quarter of 2018 as discussed in Note 3 of the year ended December 31, 2018 audited consolidated financial statements of the Company.
For a full list of judgments, estimates and assumptions please, refer to Note 4 of the 2018 annual financial statements.
CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.
IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. There was no impact to the financial statements on adoption of this standard.
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. On adoption of this standard, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company's financial assets.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018.
On January 1, 2018, the Company adopted the requirements of IFRS 15 Revenue from Contracts with Customers. As a result, the Company updated its accounting policy for deferred revenue to align with the requirements of IFRS 15. The Company elected to use the modified retroactive approach to initially adopt IFRS 15, which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2018.
Under IFRS 15, deferred revenue consists of: 1) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 10, Deferred Revenue, and 2) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.
The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Streaming Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on a continuous basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine.

Should a change in the transaction price be necessary, a retroactive adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.
The impact of the initial adoption of IFRS 15 was $19.0 million. The adjustment was recorded as an increase to deferred revenue with a corresponding increase to opening deficit.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company has completed an evaluation of the population of its contracts to ensure compliance with the new lease standard. The assessment has identified some contracts that will likely be capitalized under the new lease standard however the Company does not expect there to be a material impact on the financial statements upon adoption of IFRS 16 on January 1, 2019.
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2018.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at December 31, 2018	Basis of measurement	Associated risks
Cash and cash equivalents	$96,507	Amortized cost	Interest/Credit/Foreign exchange
Accounts receivable	3,213	Amortized cost	Foreign exchange/Credit
Trade and other payables	68,469	Amortized cost	Foreign exchange/Interest
Finance leases	1,683	Amortized cost	Interest
Ecobank Loan III	19,935	Amortized cost	Interest
Ecobank Loan IV	17,700	Amortized cost	Interest
7% Convertible Debentures	44,612	Amortized cost	Interest
Vendor agreement	16,776	Amortized cost	Interest/Foreign exchange
Long-term derivative liability	4,177	Fair value through profit and loss	Market price
Amortized cost - Cash and cash equivalents, accounts receivable, trade and other payables, the 7% Convertible Debentures, the Ecobank Loan III, the Ecobank Loan IV, the vendor agreement and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss - The fair value of the long-term derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the year ended December 31, 2018, a total gain of $6.8 million was recorded to the statement of operations.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2017 available on the SEDAR website at www.sedar.com. Additional and/or updated risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2018, which will be filed on SEDAR at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial

Officer have concluded that, as of December 31, 2018, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
The Company's management, under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, it used the criteria set forth in the Internal Control - integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our assessment, management has concluded that, as of December 31, 2018, the Company's internal control over financial reporting is effective based on those criteria.
The Company's internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP (“PwC”) Chartered Professional Accountants, Licensed Public Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2018. PwC, in its report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2018, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the year ended December 31, 2018 are substantially the same as those disclosed and discussed under the headings “Risk Factors - General Risks”, “Risk Factors - Governmental and Regulatory Risks” and “Risk Factors - Market Risks” in our annual information form for the year ended December 31, 2017. Additional and/or updated risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2018, which will be filed on SEDAR at www.sedar.com.